Exhibit d.5.(iii)

MAINSTAY VP SERIES FUND, INC.

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, made as of the 20th day of November, 2009 (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Madison Square Investors LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement (the “Agreement”) dated as of January 1, 2009, as amended (the”Agreement”);

WHEREAS, the parties hereby wish to amend the Agreement to reflect a name change for the MainStay VP Capital Appreciation Portfolio.

NOW, THEREFORE, the parties agree as follows:

1.	effective as of the close of business on November 20, 2009, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

 IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Vice President & Assistant	Title:	Senior Managing Director
General Counsel

MADISON SQUARE INVESTORS LLC

Attest:	/s/ Nelida Bobe	By:	/s/ Tony Elavia
Name:	Nelida Bobe	Name:	Tony Elavia
Title:	2nd Vice President	Title:	Chief Executive Officer

SCHEDULE A

(As of November 20, 2009)

As compensation for services provided by Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO NAME	ANNUAL RATE

Balanced Portfolio	0.375% up to $1 billion; and 0.350% in excess of $1 billion

Growth Equity Portfolio (formerly Capital Appreciation Portfolio)	0.305 % on assets up to $1 billion; and 0.250% on assets in excess of $1 billion

Common Stock Portfolio	0.275% up to $500 million; 0.2625% from $500 million to $1 billion; and 0.250% in excess of $1 billion

Conservative Allocation Portfolio *	0.050% on all assets

Growth Allocation Portfolio *	0.050% on all assets

Mid Cap Core Portfolio	0.425% up to $1 billion; and 0.400% in excess of $1 billion

Moderate Allocation Portfolio *	0.050% on all assets

Moderate Growth Allocation Portfolio *	0.050% on all assets

S&P 500 Index Portfolio *	0.150% up to $1 billion; 0.1375% from $1 billion to $2 billion; 0.1325% from $2 billion to $3 billion; and 0.125% in excess of $3 billion

The portion of the fee based upon the average daily net assets of the respective Portfolio shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Portfolio.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of each Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class’ total ordinary operating expenses do not exceed certain amounts.  These waivers or expense limitations may be changed with Board approval.  To the extent the Manager has agreed to waive its management fee or reimburse expenses, Madison Square Investors LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.